Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FIRST QUARTER ENDING MARCH 31, 2010

TABLE OF CONTENTS

1.	Introduction	2
2.	Core Business and Strategy	2
3.	Highlights of Q1 2010	2
3.1.	Operational	2
3.2.	Financial	2
3.3.	Business Development	3
4.	Q1 Operating Performance	3
5.	Q1 Financial Results	8
6.	2010 Operating Outlook	9
7.	Liquidity and Capital Resources	10
8.	Investments and Investment Income	10
9.	Financial Instruments	11
10.	Contractual Commitments & Contingencies	11
11.	General and Administrative	11
12.	Exploration and Project Development	12
13.	Non-GAAP Measures	12
14.	Risks and Uncertainties	12
15.	Critical Accounting Policies and Estimates	13
16.	Future Adoption of International Financial Reporting Standards	13
17.	Subsequent Events	14
18.	Disclosure Controls and Procedures	14

Management’s Discussion and Analysis of Financial
Condition and Results of Operations: First Quarter
2010

May 10, 2010

1.	Introduction

The Management's Discussion and Analysis (“MD&A”) focuses on significant factors that affected the performance of Pan American Silver Corp. and its subsidiaries (“Pan American” or the “Company”) and such factors that may affect future performance.  The MD&A for the first quarter ended March 31, 2010 (“Q1 2010”), and 2009 (“Q1 2009”), should be read in conjunction with the unaudited consolidated financial statements for the three months ended March 31, 2010 and 2009 and the related notes contained therein, which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended December 31, 2009, the related MD&A, and Pan American’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40F. All figures are in United States dollars unless otherwise noted.

Some of the statements in this MD&A are forward-looking statements that are subject to risk factors set out in the cautionary note contained herein.

2.	Core Business and Strategy

Pan American was founded in 1994 with the mission of being the world’s largest and lowest cost primary silver mining company, and to achieve this by increasing its low cost silver production and silver reserves, thereby providing investors with the best investment vehicle to gain real exposure to silver prices in a socially and environmentally responsible manner.  To achieve this objective, the Company engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates seven silver mines and a stockpile operation located in Peru, Mexico, Argentina and Bolivia and is the second-largest primary silver producer in the world.  Pan American has grown its silver production for 14 consecutive years and today employs approximately 6,900 people.

3.	Highlights of Q1 2010

3.1. Operational

•	Silver production was 5.5 million ounces, an increase of 13% as compared to Q1 2009.
•	Gold production was 27,896 ounces, an increase of 34% as compared to Q1 2009.
•	Cash costs declined to $4.35 per ounce, 27% lower than the cash costs in the first three months of 2009.

3.2. Financial

•	Pan American paid its first cash dividend of $0.025 per common share to its shareholders of record as of the close of business on February 26, 2010.
•	Basic earnings per share were $0.18 compared to $0.08 for the corresponding period in 2009.
•	Net Income was $19.1 million, a 189% increase compared to Q1 2009.
•	Sales increased by 88% to $132.4 million, mainly due to increased quantities of silver, gold and zinc sold, and higher realized metal prices.

•	Cash flow from operations, before working capital changes, generated $42.1 million, a 127% increase from the $19.0 million generated in the comparable quarter last year.

3.3. Business Development

•	Pan American completed the acquisition of Aquiline Resources, Inc, (“Aquiline”) in late January and owns 100% of the outstanding common shares.
•
The counterparty to a convertible debenture, acquired in relation to the acquisition of Aquiline, elected to convert its debenture with Pan American into an agreement granting the counterparty the right to purchase a silver stream.

4.	Q1 Operating Performance

Metal Production

The following table reflects the consolidated metal production achieved in each period under review.

	Three months ended March 31,
	2010	2009
Consolidated Ore Milled & Metals Recovered to Concentrate
Tonnes milled	1,145,634	919,912
Silver – ounces	5,507,275	4,879,325
Gold – ounces	27,896	20,858
Zinc – tonnes	10,890	10,930
Lead – tonnes	3,099	4,106
Copper – tonnes	1,301	1,427

Pan American produced 5.5 million ounces of silver in Q1 2010, which was 13% more than the 4.9 million ounces produced in Q1 2009.  The main reason for the increase in silver production was higher milled tonnes at La Colorada; higher milled tonnes and higher silver recovery at Manantial Espejo; and higher milled tonnes at San Vicente, offset by a decrease in `silver production at Huaron due to lower tonnes milled, lower silver grade, and lower silver recovery; and an increase in in-process silver inventories at Alamo Dorado.   San Vicente had an excellent quarter with silver production at 0.8 million ounces as the benefits of the new processing plant, commissioned in April 2009, were realized.

Production of gold also increased significantly, with a 34% increase over the comparable period of 2009.  The consolidated production of 27,896 ounces of gold in Q1 2010 was achieved mainly due to increased throughput and recovery rates at Manantial Espejo.  San Vicente’s zinc production from the new plant served to compensate for lower zinc production at Huaron and Morococha due to lower tonnes milled and lower zinc grade.  Lead and copper production declined relative to Q1 2009 production for the same reasons.

Operations Review

	Three months ended March 31,
	2010	2009
Huaron Mine
Tonnes milled	150,039	168,931
Average silver grade – grams per tone	176	220
Average zinc grade – percent	2.41%	2.45%
Average silver recovery – percent	78.3%	80.9%
Silver – ounces	663,114	968,033
Gold – ounces	238	388
Zinc – tonnes	2,255	2,719
Lead – tonnes	863	1,324
Copper – tonnes	395	493

Cash cost per ounce (1)	$12.30	$7.86
Total cost per ounce (1)	$13.89	$9.08

In Q1 2010, Huaron produced 0.7 million ounces of silver, 32% lower than Q1 2009.  The main reasons for the shortfall in production were lower throughput rates and silver grades combined with decreased silver recoveries.  The deterioration in operating results was a consequence of adverse ground conditions encountered in several key production areas of the mine, which prevented access to higher grade ore and reduced tonnes of ore mined.

Cash costs per ounce in Q1 2010 were $12.30, significantly higher than $7.86 a year earlier.  The higher cash costs were primarily due to (i) the negative effect of fixed costs on lower tonnage and production of silver ounces, (ii) additional ground support necessitated by the poor ground conditions, (iii) increased water treatment costs, (iv) the increased treatment charges for copper concentrate as a result of the closure of the La Oroya smelter, (v) reduced production of by-product metal, and (vi) the effect of strengthened local currency.

Capital expenditures during Q1 2010 totaled $0.9 million at the Huaron mine and comprised of exploration and spending to complete mine deepening projects.

	Three months ended March 31,
	2010	2009
Morococha Mine*
Tonnes milled	158,834	163,889
Average silver grade – grams per tone	151	148
Average zinc grade – percent	3.09%	3.61%
Average silver recovery – percent	86.9%	83.6%
Silver – ounces	667,835	652,975
Gold – ounces	379	209
Zinc – tonnes	4,207	4,843
Lead – tonnes	1,276	1,615
Copper – tonnes	402	503

Cash cost per ounce (1)	$3.58	$7.86
Total cost per ounce (1)	$6.31	$10.75

*Production and cost figures are for Pan American’s 92.2% share only.

The Morococha mine produced 0.7 million ounces of silver during Q1 2010 .  Quarterly silver production was 2% ahead of the comparable period in 2009 as a result of higher silver grades and recoveries, partially offset by a 3% decrease in throughput rates.

Total cash costs per ounce for Q1 were $3.58, which compare favourably to $7.86 for the same quarter of 2009.  The decrease in cash costs is mainly due to higher by-product credits due to better by-product metal prices.

Capital expenditures during Q1 2010 totaled $1.8 million at the Morococha mine.  The capital spending was primarily on exploration drilling, mine development in the Alapampa (containing the high grade Morro Solar vein) and the Yacumina areas and sustaining capital expenditures.

	Three months ended March 31,
	2010	2009
Quiruvilca Mine
Tonnes milled	81,975	82,852
Average silver grade – grams per tone	148	152
Average zinc grade – percent	3.64%	3.75%
Average silver recovery – percent	85.4%	86.0%
Silver – ounces	333,595	348,596
Gold – ounces	436	331
Zinc – tonnes	2,628	2,722
Lead – tonnes	712	867
Copper – tonnes	370	418

Cash cost per ounce (1)	$2.56	$10.12
Total cost per ounce (1)	$3.20	$10.74

Silver production at the Quiruvilca mine in Q1 2010 was 0.3 million ounces, 4% lower than the same quarter last year.  With steady throughput levels, the decrease in silver production in Q1 2010 was attributable to slightly lower silver grades and recoveries.

Cash costs for Q1 2010 were $2.56 per ounce, 75% lower than $10.12 per ounce a year ago. The lower cash costs were due to higher by-product credits due to better by-product metal prices.

	Three months ended March 31,
	2010	2009
Pyrite Stockpiles
Tonnes sold	-	7,528
Average silver grade – grams per tone	-	204
Silver – ounces	-	49,459

Cash cost per ounce (1)	$-	$4.52
Total cost per ounce (1)	$-	$4.52

There was no production from the Pyrite Stockpile operation in Q1 2010 as a direct consequence of the closure of the La Oroya smelter, which was the only buyer of this material.

	Three months ended March 31,
	2010	2009
Alamo Dorado Mine
Tonnes milled	427,850	423,000
Average silver grade – grams per tone	112	105
Average gold grade – grams per tone	0.34	0.43
Average silver recovery – percent	85.3%	85.9%
Silver – ounces	1,118,458	1,257,351
Gold – ounces	3,976	4,880
Copper – tonnes	5	-

Cash cost per ounce (1)	$4.97	$4.51
Total cost per ounce (1)	$9.46	$9.27

Alamo Dorado continued to be the Company’s largest silver producer in Q1 2010, producing 1.1 million ounces of silver.  Silver production decreased by 11% from Q1 2009 production levels primarily due to a build-up of in-process inventory and lower silver recovery offset by higher silver grades.

Cash costs for Q1 2010 were $4.97 per ounce, 10% higher than $4.51 per ounce a year ago, due to lower by-product credits resulting from decreased gold production and a stronger local currency.

Capital expenditures at Alamo Dorado during Q1 2010 totaled $0.1 million.

	Three months ended March 31,
	2010	2009
La Colorada Mine
Tonnes milled	86,949	75,718
Average silver grade – grams per tone	375	379
Average silver recovery – percent	87.1%	87.2%
Silver – ounces	911,826	801,177
Gold – ounces	1,080	1,459
Zinc – tonnes	567	505
Lead – tonnes	249	300

Cash cost per ounce (1)	$8.80	$7.36
Total cost per ounce (1)	$9.82	$11.12

Silver production at the La Colorada mine in Q1 2010 was 0.9 million ounces, 14% higher than the same quarter last year, mainly resulting from higher throughput rates as a result of benefits from investments in mine development, particularly related to ventilation and dewatering which are enabling higher productivities.

Cash costs increased by 20% to $8.80 per ounce, which was within 1% of management’s forecast.  The higher cash costs were anticipated due to the implications of mining deeper sulphide reserves, increased mine development for the increased throughput, a stronger local currency and expected increases in diesel fuel and energy costs.

Capital expenditures at La Colorada during Q1 2010 totaled $1.6 million.  The capital was spent on work to complete a tailings dam raise, exploration drilling and the purchase of additional underground mining equipment.

	Three months ended March 31,
	2010	2009
Manantial Espejo Mine
Tonnes milled	175,846	131,019
Average silver grade – grams per tone	192	212
Average gold grade – grams per tone	3.73	3.80
Average silver recovery – percent	90.3%	85.7%
Silver – ounces	972,404	729,276
Gold – ounces	21.787	13,591

Cash cost per ounce (1)	$(6.63)	$1.12
Total cost per ounce (1)	$1.93	$10.34

Silver production at the Manantial Espejo mine in Q1 2010 was 1.0 million ounces, 33% higher than the same quarter last year.  This was mainly due to a 34% rise in throughput rates as Q1 2009 was the start-up period for the mine.  Gold production increased by 60% due to a combination of the higher throughput and recoveries.

Cash costs per ounce decreased significantly from $1.12 in Q1 2009 to negative $6.63 in Q1 2010.  The main drivers to the 700% decrease in cash costs were higher gold by-product credits resulting from an increase in both production and gold prices and lower operating costs due to a combination of lower fuel prices and decreased energy consumption.

Capital expenditures at Manantial Espejo during Q1 2010 totaled $1.5 million.  This consisted mainly of exploration drilling and initial work on a tailings dam raise.

	Three months ended March 31,
	2010	2009
San Vicente Mine*
Tonnes milled	64,141	5,522
Average silver grade – grams per tone	452	437
Average zinc grade	2.53%	2.59%
Average silver recovery – percent	90.2%	93.4%
Silver – ounces	840,042	72,457
Zinc – tonnes	1,233	141
Copper – tonnes	128	13

Cash cost per ounce (1)	$7.18	$7.58
Total cost per ounce (1)	$10.47	$10.75

*Production and interest figures for Pan American’s 95% share only.

San Vicente had an excellent first quarter with silver production at 0.8 million ounces, a significant increase from 0.1 million ounces during the same quarter last year.  The increase achieved in both silver and zinc production was a result of the new processing plant, which was commissioned in April 2009.

Cash costs at San Vicente were at $7.18 per ounce, which was a 5% decline over the comparable quarter last year.  The lower cash costs resulted from better efficiencies in the new mill and higher zinc and copper by-product credits due to increased production and metal prices of both of these by-products.

Capital expenditures at San Vicente during Q1 2010 totaled $1.0 million.  This consisted mainly of spending on sustaining capital and preparation work for a planned tailing dam raise.

(1)
The Company reports the non-GAAP cash cost per ounce of payable silver in order to manage and evaluate operating performance at each of the Company’s mines.  For a better understanding of these measures, please refer to the detailed reconciliation of this measure to our cost of sales, as shown in our unaudited Consolidated Statement of Operations for the period, which can be found on page 12 of the MD&A.

5.	Q1 Financial Results

For the three months ended March 31, 2010, the Company’s net income and cash flow from operations increased significantly compared to the comparable period of 2009. The improved results were primarily due to increased production of silver and gold combined with significantly higher realized metal prices, partially offset by higher exploration expenses and income taxes. The increased production of silver and gold was primarily due to additional production from Manantial Espejo, which was in its first quarter of operations in Q1 2009, and from San Vicente, which achieved commercial production in Q2 2009.

The table below sets out selected quarterly results for the past nine quarters, which are stated in thousands of US dollars, except for the per share amounts.

Year	Quarter (unaudited)	Sales	Mine operating Earnings /(loss)(1)	Net income/(loss) for the period	Basic earnings (loss) per share	Cash flow from (used in) operations
2010	March 31	$132,375	$36,874	$19,113	$0.18	$43,117
2009	Dec. 31	$154,406	$57,334	$27,805	$0.31	$52,210
	Sept.30	$118,608	$34,708	$17,375	$0.20	$37,099
	June 30	$111,392	$23,490	$10,208	$0.12	$32,034
	March 31	$70,406	$10,474	$6,610	$0.08	$(5,375)
2008	Dec. 31	$46,278	$(9,884)	$(33,316)	$(0.41)	$(4,895)
	Sept.30	$79,493	$15,469	$6,404	$0.08	$24,262
	June 30	$104,079	$39,259	$21,357	$0.26	$52,654
	March 31	$108,750	$48,375	$30,157	$0.38	$20,964

(1)	Mine operating earnings are equal to sales less cost of sales and depreciation and amortization, which is considered to be substantially the same as gross margin.

The following table reflects the metal prices that the Company realized during each respective period. The increases in the realized prices in Q1 2010 relative to Q1 2009 of silver, gold, zinc, lead and copper were 35%, 23%, 94%, 90% and 114% respectively.

Realized Metal Prices	Three months ended March 31,
	2010	2009
Silver –per ounce	$16.89	$12.48
Gold –per ounce	$1,111	$905
Zinc – Cash Settlement per tone	$2,240	$1,155
Lead – Cash Settlement per tone	$2,209	$1,162
Copper – Cash Settlement per tone	$7,232	$3,381

Net Income for Q1 2010 was $19.1 million, compared to net income of $6.6 million for Q1 2009.  Basic earnings per share for Q1 2010 were $0.18 compared to $0.08 for the corresponding period in 2009.  Net income benefited from significant increases in both the overall quantities of metal sold and the realized prices received, as reflected in the table above. When compared to Q1 2009 the increases in quantities of silver, gold and zinc sold were 22%, 148% and 21%, while lead and copper quantities sold declined by 8% and 24%, respectively.  In addition, net income in Q1 2010 included $3.0 million in foreign exchange gain, which resulted primarily from the revaluation of liabilities denominated in Argentine pesos and from cash balances held in Canadian dollars. Net income in Q1 2010 also included costs for (i) exploration expenses of $5.5 million, which were primarily incurred on drilling and prefeasibility work at the Navidad and La Preciosa projects (please refer to section 12 “Exploration and Project Development” for more details), (ii)  income tax provision of $11.4 million (discussed in more detail further on in this section) and (iii) negative sales adjustments relating to sales recorded in previous periods of $2.8 million.

Sales for Q1 2010 were $132.4 million, a $62.0 million or 88% increase from sales in the comparable period in 2009.  This increase was driven by increased quantities of silver, gold and zinc sold in combination with an increase in realized metal prices, as described above.

Mine operating earnings, defined as sales less cost of sales and depreciation and amortization, increased to $36.9 million in Q1 2010, an increase of over 250% from the $10.5 million generated in Q1 2009.  This increase resulted from an increase in sales outweighing higher cost of sales combined with an increase in depreciation and amortization charges.

Income tax provision for Q1 2010 was $11.4 million, which was a $9.1 million increase from the $2.4 million income tax provision recorded in Q1 2009. The effective tax rate of 38% in Q1 2010 was moderately higher than the long-term expected effective tax rate of approximately 30%. The higher effective tax rates in the period were primarily a consequence of the establishment of a valuation allowance related to exploration expenses in Argentina and Mexico and the recording of an adjustment to the income tax estimate in Bolivia.

Cash flow from operations, before working capital changes, generated $42.1 million in Q1 2010, more than twice the $19.0 million generated a year ago.  The increase in cash flow from operations resulted from improved operating earnings due to higher prices and from additional cash flow generated at Manantial Espejo and San Vicente.  Changes in non-cash working capital contributed $1.1 million compared with non-cash working capital requirements of $24.4 million in Q1 2009. In Q1 2010, net non-cash working capital movements were modest as decreases in accounts receivable of $14.3 million and decreases in inventories of $3.5 million largely offset decreases in accounts payable and accrued liabilities of $17.6 million.  Accounts receivables decreased in Q1 2010 mainly as a result of payments collected on concentrate trade balances in Peru. The decrease in current liabilities largely reflects the settlement of closing costs associated with the acquisition of Aquiline. Q1 2009 required funding for a $10.2 million increase in accounts receivables, an increase in inventories of $6.8 million and a decrease in taxes payable, accounts payable and accrued liabilities of $7.9 million.

6.	2010 Operating Outlook

Consolidated silver production for the three months ended March 31, 2010 was 5.5 million ounces and was within 3% of management’s forecast.  Cash costs in Q1 2010 decreased to $4.35 per ounce, down from $5.94 per ounce recorded in Q4 2009 and below management’s forecast of $6.40 for the full year.  This was mainly due to better than expected gold production at the Manantial Espejo mine in Argentina and higher than anticipated by-product metal prices.

Based on the Company’s Q1 2010 production and our outlook for the balance of the year, management continues to expect 2010 silver production of 23.4 million ounces at cash costs of approximately $5.90, revised from the previous cash cost forecast of $6.40 per ounce.

The Company’s gold production was almost 8,000 ounces ahead of forecast due to better than expected gold production at Manantial Espejo.  The Company anticipates that the positive gold production trend at Manantial Espejo will continue throughout the year and has therefore revised its anticipated 2010 consolidated gold production forecast upwards to 95,000 ounces (from our initial forecast of 85,600 ounces).

The Company’s production of base metals was largely as expected in the three months ended March 31, 2010 and we continue to believe in the accuracy of our forecasted 2010 production of zinc (46,000 tonnes), lead (15,800 tonnes), and copper (7,300 tonnes) as contained on page 21 of the Company’s Annual MD&A filed with the Canadian and United States Securities regulatory authorities.

Management is revising its 2010 forecast for capital expenditures from a group total of $50.9 million to $69.7 million.  The upward change is reflective of expected project evaluation activities at Navidad.  Further details on the capital spending plans at Navidad are available in section 12 of this MD&A.  In addition, please refer to page 22 of the Company’s Annual MD&A for the year ended December 31, 2009 for details on capital spending requirements by mine site for the remaining operations.

7.	Liquidity and Capital Resources

At March 31, 2010, cash and cash equivalents plus short-term investments were $215.4 million, a $22.3 million increase from December 31, 2009.    This increase arose mainly as a result of $43.1 million in cash generated from our operations, offset by $15.7 million and $8.2 million used in investing and financing activities, respectively, as described below.

Cash flow from operations, before working capital changes, generated $42.1 million in Q1 2010, more than twice the $19.0 million generated a year ago, as described in section 5 above.

Investing activities in Q1 2010 used $15.7 million and consisted primarily of investments in mineral property, plant and equipment of $12.1 million and refundable VAT payments, which consumed $3.1 million.  Investments in mineral property plant and equipment during the quarter included (i) $4.7 million on project evaluation expenditures at Navidad, including metallurgical testwork, in-fill drilling and preparation of an environmental impact assessment; (ii) $1.8 million at Morococha for exploration drilling, mine development in the Alapampa (containing the high grade Morro Solar vein) and the Yacumina areas and sustaining capital expenditures; (iii) $1.6 million at La Colorada was spent on work to complete a tailings dam raise, exploration drilling and purchasing of additional underground mining equipment); (iv) $1.5 million at Manantial Espejo on exploration drilling and initial work on a tailings dam raise; and (v) $1.0 million at San Vicente on sustaining capital and preparation work for a planned tailing dam raise.

Financing activities in Q1 2010 used $8.2 million and consisted of $2.7 million to pay the Company’s first-ever dividend to its shareholders declared in February, 2010 and $5.6 million in repayment of concentrate advances in Peru.

Working capital at March 31, 2010 was $302.8 million, an increase of $30.5 million from December 31, 2009.  The increase in working capital resulted primarily from a $22.3 million increase in cash and short term investments (as described above) combined with a decrease in accounts receivable of $15.0 million and a reduction in accounts payable and current liabilities of $25.9 million.  Accounts receivables decreased in Q1 2010 mainly as a result of payments collected on concentrate trade balances in Peru and the decrease in current liabilities largely reflects the settlement of closing costs associated with the acquisition of Aquiline.

Shareholder’s equity at March 31, 2010 was $1,411.2 million, an increase of $67.4 million from the $1,343.8 million at December 31, 2009, primarily as a result of shares issued as part of the successful completion in January of the compulsory acquisition of the remaining Aquiline shares and net income generated during the quarter of $19.1 million.  As at March 31, 2010, the Company had approximately  106.9 million common shares outstanding for a share capital of $1,251.1 million.

The Company’s financial position at March 31, 2010, the undrawn $70 million credit facility, and the operating cash flows that are expected over the next twelve months, lead management to believe that the Company’s liquid assets are sufficient to fund currently planned capital expenditures and to discharge liabilities as they come due.  In addition, the Company is positioned to take advantage of certain strategic opportunities as they become available.

8.	Investments and Investment Income

At the end of Q1 2010, cash plus short-term investments were $215.4 million, a $22.3 million increase from December 31, 2009, as described in the “Liquidity and Capital Resources” section above.

Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize return.  The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments.

Investment income for Q1 2010 totalled $0.1 million and consisted of interest income and net gains from the sales of the securities within the Company’s short-term investment portfolio.

9.	Financial Instruments

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its forecasted production under forward sales or option contracts.  During January and February 2010, the Company entered into zinc option contracts for 3,850 tonnes, which have the effect of ensuring a price between $2,000 and $2,600 per tonne on that quantity of zinc, settling monthly during 2010. For the same period, the Company also entered into lead option contracts for 1,375 tonnes, which have the effect of ensuring a price between $1,800 and $2,100 per tonne on that quantity of lead, settling monthly during 2010.  The company recorded a mark-to-market valuation loss of $0.7 million in Q1 2010 in relation to these contracts.

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on its financial condition or results of operations, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

10.	Contractual Commitments & Contingencies

On February 25, 2010, subsequent to the Aquiline acquisition, the counterparty to the convertible debenture elected to convert its debenture with Pan American into an agreement to purchase 12.5% of the life of mine payable silver produced from the Loma de La Plata zone of the Navidad project, including the right to purchase a minimum of one million ounces of payable silver per year from this area, or if unavailable, from the other zones of the Navidad project, for a minimum of a 12.5 year period.

The terms of the agreement require a payment of $50 million and enable the counterparty to purchase at the lesser of $4.00 per ounce of payable silver and the prevailing market price per ounce of payable silver on the London Metals Exchange.  The $50 million payment will be made as follows: (a) $17.6 million, which has already been paid; (b) $14.9 million to be paid on the Maturity Date (defined below); and (c) $17.5 million to be paid in four equal installments payable 3 months, 6 months, 9 months and 12 months after commencement of construction (see note 3 of the consolidated financial statements for further details).  The Maturity Date is defined as the date that is the later of:  (i) the completion of a feasibility study on the Loma de La Plata zone; (ii) the decision and public announcement by the Company to proceed with the construction of a mine; and (iii) the receipt of all necessary permits to proceed with the construction of a mine (please refer to note 3 of the consolidated financial statements for further details).

The Company had the following contractual obligations at March 31, 2010.

Payments due by period (in thousands of dollars)
	Total	Less than a year	1 - 3 years	4- 5 years	After 5 years
Capital Lease Obligations	$450	$411	$39	$-	$-
Current liabilities	$71,077	$71,077	$-	$-	$-
Contribution Plan (1)	$7,763	$2,587	$5,176	$-	$-
Total contractual obligations(2)	$79,290	$74,075	$5,215	$-	$-
(1)
In June 2008 the Company initiated a 4 year contractual contribution plan for key officers and management, further discussed in Note 11 to the financial statements. Contract commitments for the plan represent payments expected to be paid out.

(2)	Amounts above do not include payments related to the Company’s anticipated asset retirement obligation.

11.	General and Administrative

General and administration costs, including stock based compensation, increased in Q1 2010 to $3.2 million as compared to $2.3 million in Q1 2009.  This anticipated increase in general and administrative costs was mostly attributable to (i) the addition of several new professional and administrative positions in Q1 2010, (ii) various expenses related to the integration of Aquiline, including increased travel and (iii) a stronger CAD exchange rate with the USD (1.04 CAD to USD realized Q1 2010 versus 1.24 CAD to USD averaged in Q1 2009).

12.	Exploration and Project Development

Exploration expenses in Q1 2010 were $5.5 million compared to $0.6 million incurred in Q1 2009.  These costs were incurred primarily on exploration activities at the Navidad and La Preciosa projects including work related to government relations, archaeology, hydrogeology and water exploration.

During Q1 2010, the Company capitalized $4.7 million of evaluation costs at the Navidad Project in Argentina as compared to zero dollars capitalized in Q1 2009.  As activities at Navidad continue to ramp-up, management has revised its 2010 forecast for capital expenditures.  The evaluation expenditures are expected in support of a preliminary economic assessment, metallurgical testing, infill drilling, mineral modeling and mine design, geotechnical and early engineering studies, and equipment purchase amongst others.

13.	Non-GAAP Measures

Reconciliation of Cash and Total Cost per ounce of Silver

The Company reports cash costs per ounce of payable silver. This non-GAAP measure is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance measurement, but does not have standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as shown in our unaudited Consolidated Statement of Operations for the respective periods below.

Cash and Total Cost per Ounce Reconciliation (in thousands of US dollars)		Three months ended March 31,
		2010	2009
Cost of Sales		$75,681	$45,117
Add/(Subtract)
Smelting, refining, and transportation charges		16,503	12,619
By-product credits		(68,317)	(39,182)
Mining royalties		5,151	1,303
Worker’s participation & voluntary payments		(1,034)	-
Change in inventories		(3,018)	8,093
Other		(1,720)	(106)
Minority interest adjustment		(475)	(411)
Cash Operating Costs	A	22,771	27,433

Add/(Subtract)
Depreciation and amortization		19,820	14,815
Asset retirement and reclamation		732	693
Change in inventories		(651)	3,367
Other		(133)	-
Minority interest adjustment		(272)	(152)
Total Costs	B	$42,267	$46,156

Payable Silver Production (oz.)	C	5,234,764	4,620,788

Cash cost per ounce	(A*$1000)/C	$4.35	$5.94
Total costs per ounce	(B*$1000)/C	$8.07	$9.99

14.	Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, zinc, lead, copper, and gold; credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risks and risks related to its relations with employees.  These and other risks are described in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com); Form 40F; Audited Consolidated Financial Statements; Management’s Discussion and Analysis for the year ended December 31, 2009; and Note 5 of the consolidated financial statements for Q1 2010.  Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies, including employing qualified and experienced personnel.

15.	Critical Accounting Policies and Estimates

In preparing financial statements in accordance with Canadian GAAP, management is required to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements.  These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available. There has been no change to the Company’s critical accounting policies and estimates since the end of 2009. Readers are encouraged to read the critical accounting policies and estimates as described in the Company’s Audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2009.

The Company has added additional clarification on its accounting policy related to evaluation expenditures.  Expenditures on evaluation activity are capitalized when there is a high degree of confidence in a project’s viability and hence it is probable that future economic benefits will flow to the Company.  Evaluation expenditures include delineation drilling, metallurgical evaluations, early engineering studies, and geotechnical studies amongst others.

16.	Future Adoption of International Financial Reporting Standards

The CICA has announced that Canadian GAAP for publicly accountable enterprise companies will be replaced with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) effective for fiscal years beginning on or after January 1, 2011. The Company will begin reporting our consolidated financial statements in accordance with IFRS on January 1, 2011, with comparative figures for 2010.

The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for its year ending December 31, 2010, and of the opening balance sheet as at January 1, 2010.

The Company is continuing to assess the financial reporting impact of the adoption of IFRS and, at this time, the quantitative impact on future financial position and results of operations is not reasonably determinable. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS.

The Company continues to advance through the IFRS transition project plan and has progressed through the three phases as described below:

Phase One: Scoping and Diagnostics, which involved project planning and identification of differences between current Canadian GAAP and IFRS, was completed in 2009. The resulting identified areas of accounting difference of highest potential impact to the Company, based on existing IFRS, are business combinations, impairment of assets, property plant and equipment, provisions and contingent liabilities, exploration and evaluation expenditures, income taxes, financial instruments and initial adoption of IFRS under the provisions of IFRS 1 First-Time Adoption of IFRS.

Phase Two: Analysis and Development involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues.  The Company expects to complete this phase in Q2 2010, which is in line with our project plan.

Phase Three: Implementation and Review, will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; integration of appropriate changes to maintain the integrity of internal control over financial reporting and disclosure controls and procedures; and further training programs across the Company’s finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and, audit committee approval of IFRS-compliant financial statements.  This phase is currently in progress. The advancement made in this phase includes progress on the the Company’s January 1, 2010 opening balances under IFRS as we prepare to present these for review to the Audit Committee of the Board of Directors in Q2.

IT Systems
The adoption of IFRS is not expected to have a significant impact on the Company’s information systems.  The Company has implemented some minor modifications to ensure an efficient conversion to IFRS and expects to complete these changes in the second quarter.  This will prepare the Company to run its financial statements in parallel for Canadian GAAP and IFRS.

Internal Controls over Financial Reporting and Disclosure Controls and Procedures
The Company continues to assess the changes necessitated to maintain the integrity of internal control over financial reporting and disclosure controls and procedures.  The extent of the impact on these controls has been determined to be immaterial.  We will continue to monitor and assess these controls on an on-going basis.

Financial Reporting Expertise
The Company has identified resource requirements to establish appropriate IFRS financial reporting expertise at all levels of the business and continues to provide on-going training to targeted key finance and operational staff.  In the second quarter, the Company will be holding an IFRS training and education session in Vancouver for its senior finance members.

All analysis and conclusions are based on the IFRSs effective at December 31, 2009.  As the IASB currently has various projects on its work plan that might affect the Company’s decisions at transition date, the Company continues to monitor these ongoing changes and adjust its transition plans accordingly.  The Company’s transition status is currently on track with its implementation schedule.

17.	Subsequent Events

The Company reported a strike at the Huaron mine in early April 2010 when the Company and unionized workers were unable to reach an agreement with respect to the 2009 worker’s profit-sharing payment. A settlement was reached approximately one week later and the operation has resumed normal mining activities.  The Company has experienced short-duration labour strikes and work stoppages in the past and may experience future labour related events.

18.	Disclosure Controls and Procedures

Management’s Report on Internal Control

Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. It includes those policies and procedures that:

a)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to the acquisition and dispositions of Pan American’s assets,
b)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and receipts and expenditures are made only in accordance with authorizations of management and Pan American’s directors, and

c)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Pan American’s assets that could have a material effect on the financial statements.

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control

There was no change in the Company’s internal control over financial reporting that occurred during the period that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

TECHNICAL INFORMATION
MICHAEL STEINMANN, P.GEO., EXECUTIVE VP GEOLOGY & EXPLORATION, AND MARTIN WAFFORN, P.ENG., VP TECHNICAL SERVICES, EACH OF WHOM ARE QUALIFIED PERSONS, AS THE TERM IS DEFINED IN NATIONAL INSTRUMENT 43-101 "NI 43-101", HAVE REVIEWED AND APPROVED THE CONTENTS OF THIS MANAGEMENT DISCUSSION AND ANALYSIS.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS MANAGEMENT DISCUSSION AND ANALYSIS CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS MANAGEMENT DISCUSSION AND ANALYSIS, THE WORDS, "BELIEVES", "EXPECTS", "INTENDS", "PLANS", "FORECAST", "OBJECTIVE", "OUTLOOK", "POSITIONING", "POTENTIAL", "ANTICIPATED", "BUDGET", AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION. THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: THE PRICE OF SILVER AND OTHER METALS; THE ABILITY OF THE COMPANY TO SUCCESSFULLY INTEGRATE AQUILINE RESOURCES INC. AND THE EFFECT OF THE ACQUISITION ON THE COMPANY; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN'S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INCLUDING BUT NOT LIMITED TO, LAWS IN THE PROVINCE OF CHUBUT, ARGENTINA, WHICH, CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING; THE SUFFICIENCY OF THE COMPANY'S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; ESTIMATED PRODUCTION RATES FOR SILVER AND OTHER PAYABLE METALS PRODUCED BY THE COMPANY; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY'S PROPERTIES; THE ESTIMATED COST OF SUSTAINING CAPITAL; ONGOING OR FUTURE DEVELOPMENT PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS FROM THE COMPANY'S MINING PROJECTS, ESTIMATED EXPLORATION EXPENDITURES TO BE INCURRED ON THE COMPANY'S VARIOUS PROPERTIES; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY'S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES. MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MANAGEMENT DISCUSSION AND ANALYSIS AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY'S BUSINESS; CHANGES IN NATIONAL AND LOCAL

GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVEINS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY'S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY'S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.